Exhibit 99.1

ECARX and COVA Acquisition Corp. Announce Closing of Business Combination

-	Transaction closes as ECARX sees continued momentum and business growth
-	Proceeds will support ECARX in accelerating its technology development and product roll-out, strategic acquisitions and investments, and international expansion
-	ECARX to ring NASDAQ opening bell today to celebrate start of trading

London – December 21, 2022 – ECARX Holdings, Inc. (“ECARX”), a global mobility tech company, and COVA Acquisition Corp., (“COVA”), a publicly traded special purpose acquisition company, today announced the completion of their previously announced business combination (the “Business Combination”), which closed on December 20, 2022. The combined company will retain the ECARX name and its shares and warrants are expected to commence trading on NASDAQ under the symbols “ECX” and “ECXWW,” respectively, today. The Business Combination was approved at an Extraordinary General Meeting of COVA shareholders held on December 14, 2022.

Since the founding of ECARX in 2017, it has made significant progress partnering with global OEMs to reshape the automotive industry as they develop all-new vehicle platforms in the transition toward connected, automated and electrified mobility. As the industry transitions to an all-electric future, ECARX will help to transform cars into computers on wheels – always on, always connected. ECARX’s vertically integrated technology stack offers automotive brands a solution that is fully customizable and enables an enhanced onboard experience. The Company recorded $415 million in revenue in 2021 and its technology has been integrated into more than 3.7 million cars serving 12 OEM brands across Asia and Europe. Looking ahead, ECARX expects to continue delivering growth as it expands the number of cars served and increases the revenue per car through new product rollouts and partnerships across the globe.

“The close of this transaction and subsequent listing on Nasdaq represent a proud moment for the entire ECARX team and I thank all of them for their hard work,” said ECARX Chairman and Chief Executive Officer, Ziyu Shen. “The global automotive industry is experiencing the fastest transformation in its history and ECARX is uniquely positioned to continue capturing share within this rapidly growing market. The solid foundation we have built over the last five years strongly positions us for future growth, both expanding our relationship with existing partners and reaching new global brands as we expand internationally. I am excited to embark on the next phase of our journey as a public company.”

Eric Li (Li Shufu), co-founder and largest shareholder of ECARX said: “ECARX began as an independent company in 2017 when my co-founder Ziyu Shen and I, shared a vision to drive rapid evolution of the automotive industry by creating the software and hardware needed to transform cars into fully connected computers on wheels. I am immensely proud of the achievements of this company and would like to thank Mr. Shen and the entire ECARX team for their hard work and commitment. I have great confidence ECARX will continue this growth journey and become a leading partner to global brands as they transition to a smart mobility future.”

Jun Hong Heng, Chairman and Chief Executive Officer of COVA, said: “We are incredibly excited to finalize our business combination with ECARX and to support the acceleration of its product roll-out and create new pathways for global growth and profitability. We are confident that together we will capitalize on the revolutionary trends in the automotive space and play an active role to shape the future of mobility.”

ECARX expects to ring the opening bell at Nasdaq in New York City today to celebrate commencement of trading. A live stream of the event can be viewed by visiting here.

Advisors

UBS AG Hong Kong Branch, Morgan Stanley Asia Limited and China International Capital Corporation acted as joint financial advisors to ECARX. Skadden, Arps, Slate, Meagher & Flom acted as international legal counsel to ECARX. Cantor Fitzgerald & Co. acted as capital markets advisor to COVA Acquisition Corp., and Orrick, Herrington & Sutcliffe LLP acted as its legal counsel.

About ECARX
ECARX is transforming vehicles into seamlessly integrated information, communications, and transportation devices. It is shaping the interaction between people and cars by rapidly advancing the technology at the heart of smart mobility. ECARX's current core products include infotainment head units (IHU), digital cockpits, vehicle chip-set solutions, a core operating system and integrated software stack. Beyond this, ECARX is developing a full-stack automotive computing platform.

Over the last three years, ECARX's technology has been integrated into more than 3.7 million cars worldwide. ECARX was founded in 2017 and has since grown to close to 2,000 team members. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group (Geely), one of the largest automotive groups in the world that holds ownership interest and investment in international brands such as Lotus, Lynk & Co, Polestar, smart and Volvo Cars.

About COVA

COVA Acquisition Corp. is a blank check company whose business purpose is to effect a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Investor Contacts:
ECARX: ECARXIR@teneo.com
COVA Acquisition Corp.:CovaIR@icrinc.com

Media Contacts:
Brittany Stone, Teneo +1 (917) 935-1456
ECARX-Media@teneo.com

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to COVA and ECARX.

All statements other than statements of historical fact contained in this communication are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of COVA and ECARX, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of COVA and ECARX believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of COVA and ECARX caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction filed by ECARX with the SEC and other documents filed by COVA or ECARX from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Neither COVA nor ECARX can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, occurrence of any event that could give rise to the termination of the merger agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by COVA public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form F-4 filed by ECARX with the SEC and those included under the heading “Risk Factors” in the final prospectus of COVA dated February 4, 2021 and in its subsequent filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by COVA or ECARX, their respective directors, officers or employees or any other person that COVA or ECARX will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of COVA and ECARX as of the date of this communication. Subsequent events and developments may cause those views to change. However, while COVA and ECARX may update these forward-looking statements in the future, COVA and ECARX specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of COVA and ECARX as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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